UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 12, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

HARMONY’S INVESTMENT STRATEGY BOOSTS CASH FLOWS

Overview of operating and financial performance for the six months ended 31 December 2018

●
Improved safety performance – best ever quarterly lost time injury frequency rate (“LTIFR”) of 4.84 achieved by the South African operations in the December 2018 quarter

●
7% increase in underground recovered grade to 5.65g/t

●
34% increase in production – boosted by full six months of Moab Khotsong and Hidden Valley production

●
R1.1 billion (US$81 million) operational free cash flow1 generated by operations (more than 100% increase)

●
Net debt reduced by R333 million (US$39 million) to R4.6 billion (US$317 million)

●
Wafi-Golpu memorandum of understanding agreement signed – key to progressing the grant of the special mining lease

Johannesburg, Tuesday, 12 February 2019. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that the inclusion of Moab Khotsong and Hidden Valley in our asset portfolio has boosted the company’s production and cash flow in the first half of the 2019 financial year (“H1FY19”), demonstrating the quality of these assets in line with our investment strategy.

“We remain committed to our strategy of producing safe, profitable ounces and increasing our margins to ensure our operations benefit from the positive sentiment in the gold market. We have seen an improvement at our mines in terms of our safety performance and the group is on track to achieving annual production guidance of 1.45 million ounces of gold in FY19,” said Peter Steenkamp, chief executive officer of Harmony.

The production profit 2 for H1FY19 was 25% higher at R3 385 million (US$239 million), compared to R2 712 million (US$203 million) for the comparative six month period ended 31 December 2017 (“H1FY18”).

Operational free cash flow increased by more than 100% to R1.1 billion(US$81 million) for the same period.

Depreciation is higher in the December 2018 six months owing mainly to Hidden Valley’s return to full production which contributed R896 million (US$63 million) of the increase.

The weakening in the average exchange rate from R/$13.40 in H1FY18 to R/$14.17 in H1FY19 resulted in a translation loss of R180 million on the US denominated debt compared to a translation gain of R196 million recorded in the previous comparable period. Gains on derivatives were R20 million (US$1 million) compared to R337 million (US$25 million) in H1FY18.

Earnings per share (“EPS”) have decreased to 15 South African cents per share, which is 93% lower than the 203 South African cents per share reported for the previous comparable period. In US dollar terms, EPS are 1 US cents per share, which is 93% lower than H1FY18.

Net debt decreased to R4 575 million (US$317 million) at the end of December 2018 from R4 908 million (US$356 million) at the end of June 2018.

Our all-in sustaining unit cost guidance for FY19 has been adjusted to a range of between R520 000 /kg and R530 000/kg.

Harmony’s interim results for the six months ended 31 December 2018 are available on the company’s corporate website: www.harmony.co.za.

1 Production profit as per operating results (revenue less production cost).

2 Operational free cash flow as per operating results (production profit less capital expenditure and excludes gold inventory and stockpile (run of mine) movements).

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)
Johannesburg, South Africa

12 February 2019

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 12, 2019	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director